

CONV LLC-GS

Secretary of State
Articles of Incorporation with Statement of Conversion – California Limited Liability Company to a California Stock Corporation

For Office Use Only

-FILED-

File No.: BA20231056816

Date Filed: 6/28/2023

Filing Fee – $150.00

Certification Fee (Optional) – $5.00

Note: Most corporations have to pay a minimum $800 tax to the California Franchise Tax Board each year. For more information, go to ftb.ca.gov.

This Space For Office Use Only

1. Name of Converted California Corporation (Go to www.sos.ca.gov/business/be/name-reservations for general corporate name requirements and restrictions.)

The name of the **converted** California corporation is Roadsider, Inc.

2. Business Addresses of the Converted California Corporation (Enter the **complete** business addresses.)

a. Initial Street Address of Corporation - **Do not list a P.O. Box.**	City (no abbreviations)	State	Zip Code
2122 Avanti Avenue	Dublin	CA	94568
b. Initial Mailing Address of Corporation, **if different than item 2a.**	City (no abbreviations)	State	Zip Code

3. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation).	Middle Name	Last Name	Suffix
Ajmal		Sardar	

b. Street Address (if agent is not a corporation) - **Do not enter a P.O. Box.**	City (no abbreviations)	State	Zip Code
2122 Avanti Avenue	Dublin	CA	94568

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b.

4. Shares (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 20,000,000.

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(Page 1 of 2)

CONV LLC-GS (REV 03/2022)

2022 California Secretary of State
bizfileOnline.sos.ca.gov

B1881-5447 06/28/2023 5:00 PM Received by California Secretary of State

Articles of Incorporation with Statement of Conversion
California Limited Liability Company to a California Stock Corporation

(Page 2 of 2)

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Statement of Conversion for the California Limited Liability Company

6a. The name of the **converting** California limited liability company is Roadsider LLC.

6b. The limited liability company's California Secretary of State Entity Number is 201811310051.

6c. The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code section 17710.03. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a California stock corporation.

7. Read, Declare and Sign Below. Do not use computer generated signature.

Additional article provisions set forth on attached pages, if any, are incorporated herein by reference and made part of this Form CONV LLC-GS. (All attachments should be 8 ½ x 11, one-sided, legible and clearly marked as an attachment to this Form CONV LLC-GS.)

I declare that I am the person who signed this instrument, which is my act and deed.

[signature] Ajmal Sardar Member or Manager of
Signature of Member or Manager Type or Print Name

Roadsider LLC and Incorporator.
Enter Name of converting California LLC

_______________ _______________ Member or Manager of
Signature of Member or Manager Type or Print Name

_______________ and Incorporator.
Enter Name of converting California LLC

bizfileOnline.sos.ca.gov



Secretary of State
Articles of Organization
Limited Liability Company (LLC)

LLC-1

201811310051

IMPORTANT — Read Instructions before completing this form.

Filing Fee - $70.00

Copy Fees - First plain copy free; Additional copies: First page $1.00 & .50 for each attachment page; Certification Fee - $5.00

Important! LLCs may have to pay an annual minimum $800 tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

FILED
Secretary of State
State of California
APR 09 2018

This Space For Office Use Only

1. Limited Liability Company Name (See Instructions – Must contain an LLC ending such as LLC or L.L.C. "LLC" will be added, if not included.)

Roadsider, LLC

2. Business Addresses

a. Initial Street Address of Designated Office in California - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
5050 Haven Pl. #200	Dublin	CA	94568
b. Initial Mailing Address of LLC, **if different than item 2a**	City (no abbreviations)	State	Zip Code

3. Agent for Service of Process

Item 3a and 3b: If naming an **individual**, the agent must reside in California and Item 3a and 3b must be completed with the agent's name and complete California street address.

Item 3c: If naming a California Registered **Corporate Agent**, a current agent registration certificate must be on file with the California Secretary of State and Item 3c must be completed (leave Item 3a-3b blank).

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix

b. Street Address (if agent is **not** a corporation) - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
		CA	

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

LegalZoom.com, Inc.

4. *Management* (Select **only** one box)

The LLC will be managed by:

☐ One Manager ☐ More than One Manager ☑ All LLC Member(s)

5. Purpose Statement (Do not alter Purpose Statement)

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

6. The Information contained herein, including in any attachments, is true and correct.

Organizer sign here

By: Cheyenne Moseley, Assistant Secretary, LegalZoom.com, Inc.
Print your name here